                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   Form 11-K


               [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002


                                       or


             [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         For the transition period from ____________ to ______________.

                        Commission file number 000-24737


                  CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN


                (Full title of the Plan and address of the Plan,
               if different from that of the issuer named below)


                        CROWN CASTLE INTERNATIONAL CORP.

                             ----------------------

                           510 Bering Drive, Suite 500
                           Houston, Texas 77057-1457

                            -----------------------

             (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

                        CROWN CASTLE INTERNATIONAL CORP.
                                   401(k) Plan

                                Table of Contents

                                                                                                                    Page
                                                                                                                    ----
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001                                 2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2002 and 2001        3

Notes to Financial Statements                                                                                         4

Schedule 1

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                        9

Note:    All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the
         Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

Signature                                                                                                            10

Exhibits

  23.1  Consent of KPMG LLP, Independent Auditors
  99.1  Certification pursuant to Section 906 of Sarbanes-Oxley Act of 2002

                          Independent Auditors' Report

To the Plan Administrator for the
   Crown Castle International Corp.
   401(k) Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Crown Castle International Corp. 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of formulating an opinion on the financial statements taken as a whole. The supplemental schedule included as Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ KPMG LLP

Pittsburgh, Pennsylvania
June 20, 2003

                        CROWN CASTLE INTERNATIONAL CORP.
                                   401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001


                                    Assets                                             2002          2001
                                                                                   -----------    ----------
Interest bearing cash                                                              $    19,048   $    41,175
Investments (note 3):
     Registered investment companies                                                12,575,433    10,109,622
     Common stock                                                                      505,957       594,720
     Participant loans                                                                 218,484       234,449
                                                                                   -----------   -----------
                 Total investments                                                  13,299,874    10,938,791
Receivables:
     Participant contributions                                                              --       120,023
     Sponsor contributions                                                           1,068,216     1,120,881
                                                                                   -----------   -----------
                 Total receivables                                                   1,068,216     1,240,904
                                                                                   -----------   -----------
                 Net assets available for plan benefits                            $14,387,138   $12,220,870
                                                                                   ===========   ===========

See accompanying notes to financial statements.

                        CROWN CASTLE INTERNATIONAL CORP.
                                   401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2002 and 2001


                                                                                        2002          2001
                                                                                    ------------  ----------
Additions:
     Additions to net assets attributed to:
        Investment income:
           Net realized gain (loss) and unrealized appreciation
              (depreciation) on investments (note 3)                                $(2,690,988) $(2,732,265)

           Dividends and interest                                                        93,017      108,881
           Other income                                                                      --        1,297
        Contributions:
           Participant                                                                3,872,979    3,922,106
           Sponsor                                                                    2,516,889    2,453,190
           Rollovers                                                                    441,650      493,713
                                                                                    -----------  -----------
                 Total additions                                                      4,233,547    4,246,922
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants                                                 2,005,162    1,690,482
        Other expenses                                                                   62,117       31,464
                                                                                    ------------ -----------
                 Total deductions                                                     2,067,279    1,721,946
                                                                                    -----------  -----------
                 Net increase                                                         2,166,268    2,524,976
Net assets available for benefits:
     Beginning of year                                                               12,220,870    9,695,894
                                                                                    -----------  -----------
     End of year                                                                    $14,387,138  $12,220,870
                                                                                    ===========  ===========

See accompanying notes to financial statements.

                        CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)  Plan Description

     The following description of the Crown Castle International Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for more complete information.

     (a)  General

          The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the Company). As of December 31, 2002, PNC Bank, N.A. was the trustee of the Plan, and served as both the custodian and the recordkeeper (see Note 7). The Plan was established on May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by a plan administrator appointed by the Company.

     (b)  Contributions

          For the plan year ended December 31, 2001, eligible employees (participants) could elect to contribute from 1% to 15% of their biweekly compensation as a salary reduction contribution on a before-tax basis. For the plan year ended December 31, 2002, participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $11,000 for participants under age 50. Participants who are age 50 and older can contribute an additional $1,000 for a total of $12,000. These salary reduction contributions are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers fifteen mutual funds and Crown Castle International Corp. Common Stock as of December 31, 2002. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. Additional discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

     (c)  Participant Accounts

          Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

     (e)  Participant Loans

          Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of prime + 1%. All loans are

                                                                     (Continued)

                        CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

          subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

     (f)  Payment of Benefits

          Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the plan.

     (g)  Forfeitures

          Company contributions and earnings thereon that have not become vested, and have been forfeited by the withdrawal of participants' savings in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan. Excess forfeitures are applied to reduce the Company's contributions required under the Plan. Amounts forfeited were $228,123 in 2002.

     (h)  Termination of Plan

          In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements

          The accompanying financial statements have been prepared on the accrual basis. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

     (b)  Investment Income

          Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

     (c)  Investments

          Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

          Investment transactions are accounted for on a trade-date basis.

          In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

                                                                     (Continued)
                                        5

                        CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001




     (d)  Contributions

          Participant contributions are recorded on a biweekly basis as they are withheld from the participant's wages.

     (e)  Distributions to Participants

          Distributions to participants are recorded when applications for withdrawals are processed by the recordkeeper.

     (f)  Expenses

          The Company pays for all Plan administrative expenses.

(3)  Investment Programs

     PNC Bank, N.A. acted as custodian of the Plan assets as of December 31, 2002. The funds listed below were the investment options for salary reduction contributions as of December 31, 2002. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

      o  BlackRock Money Market Portfolio                   o  American Century International Growth Fund
      o  Fidelity Advisor Government Investment Fund        o  American Century Equity Growth Fund
      o  Janus Advisor Flexible Income Fund                 o  INVESCO Blue Chip Growth Fund
      o  Fidelity Advisor Growth & Income Fund              o  Janus Advisor Growth & Income Fund
      o  American Century Income & Growth Fund              o  Fidelity Advisory Mid-Cap Fund
      o  Fidelity Advisor Growth Opportunities Fund         o  Crown Castle International Corp. Common Stock
      o  Janus Advisor Worldwide Fund                       o  American Balanced Fund
      o  Federated Max Capital Index Fund                   o  Janus Advisor Capital Appreciation Fund

     The following presents investments that represent 5% or more of the Plan's assets:

                                                                    December 31
                                                          --------------------------------
                                                              2002                2001
                                                          --------------------------------
     BlackRock Money Market Portfolio                      $1,258,063          $  948,513
     INVESCO Blue Chip Growth Fund                                --              766,014
     Janus Advisor Capital Appreciation Fund                2,626,109           2,219,867
     Janus Advisor Growth & Income Fund                     1,334,494           1,176,623
     Janus Advisor Worldwide Fund                             880,443             835,429
     Fidelity Advisor Mid-Cap Fund                          1,313,548           1,038,783
     American Balanced Fund                                   843,650                 --

                                                                     (Continued)

                         CROWN CASTLE INTERNATIONAL CORP.
                                   401(k) PLAN

                          Notes to Financial Statements

                            December 31, 2002 and 2001

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(2,690,988) and $(2,732,265), respectively, as follows:

                                                    2002                  2001
                                                -----------           ----------
     Mutual funds                               $(2,276,688)         $(2,107,440)
     Common stock                                  (414,300)            (624,825)
                                                -----------          -----------
                                                $(2,690,988)         $(2,732,265)
                                                ===========          ===========



(4)  Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                       December 31
                                                                             ----------------------------------
                                                                                2002                    2001
                                                                             ---------               ----------
Net assets:
    Common stock                                                               $505,957               $ 594,720
                                                                               ========               =========

                                                                                                     Year ended
                                                                                                     December 31,
                                                                                                        2002
                                                                                                     -----------
Changes in net assets:
    Contributions                                                                                     $ 390,688
    Net depreciation                                                                                   (414,300)
    Participant withdrawals                                                                             (61,126)
    Administrative expenses                                                                              (4,025)
                                                                                                      ---------
                                                                                                      $ (88,763)
                                                                                                      =========

(5)  Federal Income Taxes

     The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferred arrangement and has requested a favorable determination letter from the Internal Revenue Service. The determination letter has not yet been received. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Plan and the Internal Revenue Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                                                     (Continued)
                                       7

                        CROWN CASTLE INTERNATIONAL CORP.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2002 and 2001

(6)  Loans to Participants

     Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot generally exceed the lesser of $50,000 or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the plan administrator, generally 1% above the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

(7)  Subsequent Events

     Effective February 1, 2003, the Plan changed its trustee from PNC Bank, N.A. to The Charles Schwab Trust Company (CSTC). In addition, the recordkeeper and custodian were changed from PNC Bank, N.A. to Schwab Retirement Plan Services, Inc. (SRPS).

                                                                      Schedule 1

                        CROWN CASTLE INTERNATIONAL CORP.
                                   401(k) PLAN

                                 EIN: 76-0470458
                                Plan Number: 001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2002






        Identity of issue, borrower,                                                                      Current
          lessor, or similar party                           Description of investment                     value
   -----------------------------------------   ------------------------------------------------------   -----------
*    BlackRock Funds                           BlackRock Money Market Portfolio                         $ 1,258,063
     Fidelity Investments                      Fidelity Advisors Government Investment Fund                 479,320
     Janus Capital Corporation                 Janus Advisor Flexible Income Fund                           678,351
     Fidelity Investments                      Fidelity Advisor Growth & Income Fund                        579,539
     Fidelity Investments                      Fidelity Advisor Growth Opportunities Fund                   589,729
     Janus Capital Corporation                 Janus Advisor Worldwide Fund                                 880,443
     American Century Investments              American Century International Growth Fund                   352,972
     American Century Investments              American Century Equity Growth Fund                          378,741
     American Century Investments              American Century Income & Growth Fund                        488,827
     American Century Investments              American Balanced Fund                                       843,650
     INVESCO Funds                             INVESCO Blue Chip Growth Fund                                715,173
     Janus Capital Corporation                 Janus Advisor Growth & Income Fund                         1,334,494
     Janus Capital Corporation                 Janus Advisor Capital Appreciation Fund                    2,626,109
     Fidelity Investments                      Fidelity Advisor Mid-Cap Fund                              1,313,548
     Federated Investments                     Federated Max Capital Index Fund                              56,474
*    Crown Castle International Corp.          Common Stock                                                 505,957
*    Participants                              Participant loans with various rates of interest
                                                      from 8.75% to 9.50% and various
                                                      maturity dates through 2005                           218,484
                                                                                                        -----------
                                                                                                        $13,299,874
                                                                                                        ===========

*  Party-in-interest.

See accompanying independent auditors' report.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                CROWN CASTLE INTERNATIONAL CORP.
                                                          401(K) PLAN
                                                        (Name of Plan)


                                                By /s/ WESLEY D. CUNNINGHAM
                                                   -----------------------------
                                                   Wesley D. Cunningham
                                                   Senior Vice President,
                                                   Chief Accounting Officer
                                                   and Corporate Controller

Date: June 27, 2003